Exhibit 99.1

36Kr Holdings and Xinhuanet.com Enter Strategic Collaboration to Further Boost New Economy Growth-Focused Business Content and Service Capabilities

BEIJING, March 26, 2021 (GLOBE NEWSWIRE) — 36Kr Holdings Inc. (“36Kr” or the “Company”) (NASDAQ: KRKR), a prominent brand and pioneering platform dedicated to serving New Economy participants in China, today entered into a strategic business collaboration agreement (the “Agreement”) with Xinhuanet.com, the online service portal of China’s state-owned Xinhua News Agency, which mainly focuses on short-form video content in the 5G era, aiming to further boost New Economy growth-focused business content creation and service provision in China.

The partnership is built on both parties’ mutual perspective-taking on the booming development of content and service offerings in China’s New Economy. Pursuant to the four-year Agreement, 36Kr and Xinhuanet.com will draw on their respective strengths in stellar brands, top talents as well as advanced technology and data capabilities to jointly unveil a series of original content offerings surrounding the development of China’s New Economy, cultivate a content ecosystem to nurture and retain high-quality video content creators, and explore commercialization models for content creators.

In addition, supported by both parties’ strong content production capabilities and superior digital assets, 36Kr and Xinhuanet.com will work together to empower Chinese New Economy enterprises, investment institutions and region-focused innovation-led sectors. The collaborations are poised to drive broad-based prosperity of China’s New Economy community with a wide spectrum of high-quality business content and service portfolios, helping traditional industries reshape their innovative capabilities from the ground up. The move is also set to ensure the vitality and success of technology and business innovation across China’s New Economy sectors resonates with the whole world.

Mr. Dagang Feng, co-chairman and chief executive officer of 36Kr, commented, “We’re excited to be joining hands with Xinhuanet.com as it demonstrates our high-quality content strategy with industry-leading partners. Following our collaboration with Youku Tudou Inc. (“Youku”) to enhance content commercialization since September 2020, the agreement marks another milestone in our effort to deepen ties with influential partners as we strive to reinforce the New Economy-focused video-formed content and services ecosystem to address growing market demands. We are confident the partnership will unleash a multitude of synergies for each other’s businesses. We look forward to collaborating with Xinhuanet in a variety of New Economy business-centric content initiatives, expanding our user base and traffic growth, and strengthening our enterprise customer experience.”

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

About Xinhuanet.com

Xinhuanet.com is a comprehensive online news and information service portal of China’s state-owned Xinhuanet News Agency, the most influential online media in China. As a main platform of Xinhuanet News Agency with a global influence, it has 31 local channels including in English, French, Spanish, Russian, Arabic, Japanese, Korean, German, Portuguese, Tibetan, Uygur, Mongolian and etc., with daily distribution of 15 thousand pieces of content via multiple platforms. And it maintains a leading position among domestic peers with its news starting rate and forwarding rate. At the same time, Xinhuanet.com is the most crucial window for global netizens to know about China. It is dedicated to providing the most authoritative and timely news and information service for global netizens. Its users cover more than 200 countries and regions, with over 120 million daily page views on desktop and over 300 million daily views on mobile.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in- house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business conditions globally and in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050
E-mail: 36Kr@tpg-ir.com